Exhibit 99.1

MEDIA RELEASE

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES UNIFIED ORGANIZATIONAL STRUCTURE
AND SENIOR MANAGEMENT TEAM RETIREMENTS

Toronto, Ontario – October 10, 2013 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced the following changes to its organizational structure and senior management team, which reflects the Company’s Executive Succession Plan and supports the Company’s unified approach to improved operational execution and commitment to disciplined capital allocation.

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Tom Brown, Senior Vice President and Chief Operating Officer, U.S. Operations, has provided notice of his retirement effective November 30, 2013.  William (Bill) Hulligan, President and Chief Operating Officer, and Joseph Quarin, Vice Chairman and Chief Executive Officer, will assume direct responsibility for the U.S. operations until January 1, 2014;

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Dan Pio, previously Vice President and Chief Operating Officer, Canada, has been appointed to the newly created position of Executive Vice President, Strategy and Business Development, effective immediately, reporting to Joseph Quarin;

•
Kevin Walbridge, VP, Canadian Operations, will assume responsibility for the Canadian region, effective immediately.  Beginning in January 2014, Mr. Walbridge’s role will expand and he will assume the role of Executive Vice President and Chief Operating Officer for the Company’s consolidated U.S. and Canadian operations, reporting to Joseph Quarin;

•	Bill Hulligan will retire from his role as President and Chief Operating Officer and become a Senior Advisor to Joseph Quarin and the Company effective January 1, 2014;

•	Joseph Quarin will assume the President’s role and become President and Chief Executive Officer effective January 1, 2014;

•	Ian Kidson continues in his role as Chief Financial Officer, but also becomes Executive Vice President, effective January 1, 2014.

“Progressive Waste Solutions has evolved to the point where we can merge our U.S. and Canadian operations into a single leadership structure that will allow us to better leverage our size and scale to improve our strategic and operational execution,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions.  “In support of our unified organization, we are aligning our Company into two groups, Operations and Strategy and Business Development.  In addition to our existing corporate support functions, these two groups will be based out of the Company’s headquarters in Vaughan, Ontario.  Our Operations group will be responsible for execution, including the sales and delivery of our waste, recycling and disposal products and services, improving our operational efficiency, along with ongoing outstanding customer care.  The Operations group will encompass the Company’s operating regions in Canada, the U.S. south, and the U.S. northeast.  Our Strategy and Business Development group, led by Dan Pio, will work closely with our Operations group and will be responsible for driving the Company’s long-term growth opportunities, including acquisitions and internal capital investments, with a commitment to improving the Company’s return on invested capital through disciplined and strategic capital allocation.  Both leadership teams are committed to the Company’s long-range objectives of creating shareholder value through accretive growth and improving return on invested capital.”

Mr. Quarin continued, “At the same time, we are wishing two members of our team many happy and healthy years ahead – Bill Hulligan and Tom Brown – both of whom played significant leadership roles within our organization and the waste industry, and are now preparing for retirement.  Their outstanding contributions are appreciated by the entire Progressive Waste Solutions team and our Board of Directors.”

Progressive Waste Solutions will discuss its unified organizational structure on its previously announced third-quarter earnings conference call scheduled for Thursday, October 24, 2013 at 8:30 a.m. (ET). The Company also plans to host and webcast an Analyst and Investor Day in spring 2014 to provide an in-depth overview of the Company’s long-term operating objectives and plans for creating shareholder value, and to provide an opportunity to hear from the Progressive Waste Solutions’ senior leadership team.  Information will be forthcoming once details have been finalized.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com